UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13D

         Under the Securities Exchange Act of 1934
                     (Amendment No. 1)

                  TRINITECH SYSTEMS, INC.
                  -----------------------
                     (Name of Issuer)

                       Common Stock
              -----------------------------
              (Title of Class of Securities)

                       896406-10-5
                      --------------
                      (CUSIP Number)

                  Joan Dacey-Seib, Esq.
                Jacobs Persinger & Parker
77 Water Street, New York, New York  10005    212-344-1866
----------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                      January 8, 1999
    ------------------------------------------------------
    (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------------------------------

                      SCHEDULE 13D

CUSIP No. 896406-10-5
-----------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

     Jerome Belson
-----------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                (a) / /
     MEMBER OF A GROUP*                            (b) /X/

-----------------------------------------------------------
(3)  SEC USE ONLY

-----------------------------------------------------------
(4)  SOURCE OF FUNDS*

     PF
-----------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                  / /
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

     Not applicable.
-----------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
-----------------------------------------------------------
NUMBER OF SHARES     (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH             511,000
REPORTING PERSON     --------------------------------------
WITH                 (8)  SHARED VOTING POWER

                          ---
                     --------------------------------------
                     (9)  SOLE DISPOSITIVE POWER

                          511,000
                     --------------------------------------
                     (10) SHARED DISPOSITIVE POWER

                          ---
-----------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     511,000 shares
-----------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN               /X/
     ROW (11) EXCLUDES CERTAIN SHARES*

-----------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.7%
-----------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
-----------------------------------------------------------

                      SCHEDULE 13D

CUSIP No. 896406-10-5
-----------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

     Maxine Belson
-----------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                (a) / /
     MEMBER OF A GROUP*                            (b) /X/

-----------------------------------------------------------
(3)  SEC USE ONLY

-----------------------------------------------------------
(4)  SOURCE OF FUNDS*

     PF
-----------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                  / /
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

     Not applicable.
-----------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
-----------------------------------------------------------
NUMBER OF SHARES     (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH             30,000
REPORTING PERSON     --------------------------------------
WITH                 (8)  SHARED VOTING POWER

                          ---
                     --------------------------------------
                     (9)  SOLE DISPOSITIVE POWER

                          30,000
                     --------------------------------------
                     (10) SHARED DISPOSITIVE POWER

                          ---
-----------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     30,000 shares
-----------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN               / /
     ROW (11) EXCLUDES CERTAIN SHARES*

-----------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.3%
-----------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
-----------------------------------------------------------

                      SCHEDULE 13D

CUSIP No. 896406-10-5
-----------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

     Matthew Belson
-----------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                (a) / /
     MEMBER OF A GROUP*                            (b) /X/

-----------------------------------------------------------
(3)  SEC USE ONLY

-----------------------------------------------------------
(4)  SOURCE OF FUNDS*

     PF
-----------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                  / /
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

     Not applicable.
-----------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     USA
-----------------------------------------------------------
NUMBER OF SHARES     (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH             50,000
REPORTING PERSON     --------------------------------------
WITH                 (8)  SHARED VOTING POWER

                          ---
                     --------------------------------------
                     (9)  SOLE DISPOSITIVE POWER

                          50,000
                     --------------------------------------
                     (10) SHARED DISPOSITIVE POWER

                          ---
-----------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     50,000 shares
-----------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN               / /
     ROW (11) EXCLUDES CERTAIN SHARES*

-----------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.6%
-----------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
-----------------------------------------------------------

                      SCHEDULE 13D

CUSIP No. 896406-10-5
-----------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

     The Jerome Belson Foundation, f/k/a The Joseph Belsky
     Foundation
-----------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A                (a) / /
     MEMBER OF A GROUP*                            (b) /X/

-----------------------------------------------------------
(3)  SEC USE ONLY

-----------------------------------------------------------
(4)  SOURCE OF FUNDS*

     WC
-----------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL                  / /
     PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

     Not applicable.
-----------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
-----------------------------------------------------------
NUMBER OF SHARES     (7)  SOLE VOTING POWER
BENEFICIALLY
OWNED BY EACH             110,000
REPORTING PERSON     --------------------------------------
WITH                 (8)  SHARED VOTING POWER

                          ---
                     --------------------------------------
                     (9)  SOLE DISPOSITIVE POWER

                          110,000
                     --------------------------------------
                     (10) SHARED DISPOSITIVE POWER

                          ---
-----------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     110,000 shares
-----------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN               / /
     ROW (11) EXCLUDES CERTAIN SHARES*

-----------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.3%
-----------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     CO
-----------------------------------------------------------

             AMENDMENT NO. 1 TO SCHEDULE 13D

Schedule 13D is hereby amended as follows:

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION is hereby amended by adding to such Item the following:

"The aggregate purchase price of the 80,000 shares of the Common Stock of the Company purchased by Jerome Belson during the 60 days prior to January 8, 1999 was $535,222.00, including brokerage commissions. Mr. Belson used his personal funds to purchase such shares of Common
Stock. In addition, the Company, in consideration of the guarantee by Jerome Belson of a $3 million Line of Credit
Agreement between the Company and Chase Manhattan Bank, issued to Mr. Belson warrants to purchase up to 150,000 shares of the Common Stock of the Company exercisable until August 4, 2001 at an exercise price of $6.375 per share.

The aggregate purchase price of the 10,000 shares of the Common Stock of the Company purchased by the Foundation during the 60 days prior to January 8, 1999 was $89,742.75, including brokerage commissions, which funds were from the Foundation's capital."

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER is hereby amended by adding to such Item the following:

"(a) As of the close of business on January 8, 1999, Jerome
Belson, Maxine Belson, Matthew Belson and The Jerome Belson
Foundation beneficially owned 511,000, 30,000, 50,000, and
110,000 shares, respectively, of the Company for an aggregate of 701,000 shares representing approximately 7.8% of the aggregate of (i) the outstanding Common Stock of the Company (based on information from the Company's Quarterly
Report on Form 10-QSB for quarterly period ended September
30, 1998 which indicates 8,788,530 shares of Common Stock outstanding), and (ii) 150,000 shares, which shares are issuable upon the exercise of Mr. Belson's warrants."

"(b) Under the definition of beneficial ownership in Rule
13d-3 under the Securities Exchange Act of 1934 (the
"Act"), Jerome Belson may also be deemed to be a beneficial owner of the 110,000 shares of the Company owned by The
Jerome Belson Foundation because Mr. Belson, in his capacity as president of the Foundation, might be deemed to have the power to dispose of and vote the shares of the Company owned by the Foundation. However, neither the filing of this statement nor any of its contents shall be deemed to construe an admission that Mr. Belson is the owner of the shares of the Company beneficially owned by the Foundation for purposes of Section 13(d) of the Act or for any other purpose."

"(c) During the 60 days preceding January 8, 1999, Jerome
Belson purchased shares of the Common Stock of the Company as described below. All transactions were open market purchases made on the American Stock Exchange except for 50,000 shares of Common Stock which were purchased by Mr.
Belson on November 17, 1998 from the Company in a private placement at a price of $6 per share.

DATE       SHARES PURCHASED   PRICE PER SHARE

11/9/98      5,000               $8-1/4
11/9/98      1,000               $7-7/8
11/9/98      2,000               $8-1/8
11/9/98      2,000               $8
11/11/98     2,000               $7-13/16
11/11/98     1,000               $7-7/8
1/8/99       1,000               $9-1/8

During the 60 days preceding January 8, 1999, The Jerome
Belson Foundation purchased shares of the Common Stock of the Company as described below. All transactions were open market purchases made on the American Stock Exchange.

DATE       SHARES PURCHASED   PRICE PER SHARE

11/19/98     2,000               $8-1/2
11/20/98     4,500               $9-1/16
11/20/98     3,500               $9-1/8"

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 22, 1999

                              /s/ Jerome Belson
                              -----------------------------
                              Jerome Belson

                              /s/ Maxine Belson
                              -----------------------------
                              Maxine Belson

                              /s/ Matthew Belson
                              -----------------------------
                              Matthew Belson


                              The Jerome Belson Foundation


                              By:  /s/ Jerome Belson
                                  -------------------------
                                  Jerome Belson, President